Exhibit 3.3

MEDEQUITIES REALTY TRUST, INC.

ARTICLES SUPPLEMENTARY ESTABLISHING AND FIXING THE RIGHTS

AND PREFERENCES OF A SERIES OF SHARES OF PREFERRED STOCK

MedEquities Realty Trust, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST: Under the authority contained in the Articles of Amendment and Restatement of the Corporation, as in existence immediately prior hereto (the “Charter”), the Board of Directors of the Corporation (the “Board”) and a duly authorized committee thereof have classified and designated 125,000 shares (the “Shares”) of Preferred Stock (as defined in the Charter), $0.01 par value per share, as 7.875% Series B Redeemable Cumulative Preferred Stock, with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which upon any restatement of the Charter, shall be deemed to be part of Article VI of the Charter, with any necessary or appropriate changes to the enumeration of sections or subsections hereof. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Charter. References to (i) the “date hereof” shall mean the date these Articles Supplementary are filed with and accepted for record by the SDAT, (ii) Sections in these Articles Supplementary shall be deemed to refer to the applicable sections in these Articles Supplementary and (iii) “hereof” or “herein” shall be deemed to refer to these Articles Supplementary.

7.875% Series B Redeemable Cumulative Preferred Stock

(1) Designation and Number. A series of preferred stock, designated as the “7.875% Series B Redeemable Cumulative Preferred Stock” (the “Series B Preferred Stock”), is hereby established. The par value of the Series B Preferred Stock is $0.01 per share. The number of shares of the Series B Preferred Stock shall be 125,000.

(2) Ranking. The Series B Preferred Stock will, with respect to rights to receive dividends and to participate in distributions or payments upon liquidation, dissolution or winding up of the Corporation, rank (a) senior to the Common Stock and any other classes or series of capital stock or other equity securities of the Corporation, now or hereafter issued and outstanding, the terms of which provide that such capital stock or other equity security ranks, as to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Corporation, junior to the Series B Preferred Stock (collectively, with the Common Stock, the “Junior Stock”), (b) on parity with any classes or series of capital stock or any other equity securities of the Corporation hereafter issued and outstanding that are properly approved pursuant to Section 6 below and that, pursuant to the terms thereof, rank on parity with the Series B Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation (“Parity Stock”); and (c) junior to the Series A Preferred Stock of the Corporation and to any classes or series of capital stock or any other equity securities of the Corporation hereafter issued and outstanding that are properly approved pursuant to Section 6 below and that, pursuant to the terms thereof, rank senior to the Series B Preferred Stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation

(collectively, with the Series A Preferred Stock, the “Senior Stock”). Any authorization or issuance of Senior Stock or Parity Stock requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Series B Preferred Stock voting together as a separate class.

(3) Dividends.

(a) The record holders of the then outstanding shares of Series B Preferred Stock shall be entitled to receive cumulative preferential cash dividends, junior to cash dividends required to be made with respect to any issued and outstanding Senior Stock, on a parity with any cash dividends required to be made with respect to any issued and outstanding Parity Stock, but prior to and in preference to all cash dividends made with respect to any issued and outstanding Junior Stock, when and as authorized by the Board, out of funds legally available for the payment of dividends, at an annual rate equal to the Applicable Dividend Rate (as defined below) then in effect multiplied by the total of (i) the $1,000 per share Series B Preferred Stock liquidation preference (the “Liquidation Preference”) plus (ii) all accumulated and unpaid dividends thereon that are in arrears. Such dividends shall be cumulative from the first date on which any shares of Series B Preferred Stock are issued, such issue date to be contemporaneous with the first receipt by the Corporation of subscription funds for the Series B Preferred Stock (the “Initial Issue Date”), and shall be payable monthly in arrears on the first day of each calendar month or, if not a business day, the next succeeding business day (each, a “Dividend Payment Date”). Any dividend payable on the Series B Preferred Stock for any partial Dividend Period (as defined below) will be computed on the basis of a 360-day year consisting of twelve 30-day months. The term “Dividend Period” shall mean, with respect to the first Dividend Period, the period from and including the Initial Issue Date to and including the first Dividend Payment Date, and with respect to each subsequent Dividend Period, the period from but excluding a Dividend Payment Date to and including the next succeeding Dividend Payment Date or other date as of which accumulated dividends are to be calculated. Dividends shall be paid to holders of record of the Series B Preferred Stock as their names appear in the stock transfer records of the Corporation at the close of business on the applicable record date, which shall be the business day nearest the 23rd day of the calendar month that is immediately prior to the month in which the applicable Dividend Payment Date falls or such other date designated by the Board for the payment of dividends that is not more than 30 nor less than ten days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Dividends in respect of any past Dividend Periods that are in arrears may be authorized and paid at any time to holders of record on the Dividend Record Date related to each such Dividend Period. Any dividend payment made on the Series B Preferred Stock shall be credited first against the earliest accumulated but unpaid dividends due that remain payable. After full cumulative cash distributions, including all amounts in arrears, are paid with respect to the Series B Preferred Stock pursuant to this Section 3(a) with respect to a Dividend Period, no further cash distributions shall be required to be made with respect to the Series B Preferred Stock pursuant to this Section 3(a) with respect to such Dividend Period except as provided in Section 3(l) below.

(b) No dividends on the Series B Preferred Stock shall be authorized by the Board or paid or set apart for payment by the Corporation if, at such time, (i) the terms and provisions of any agreement of the Corporation in effect on the date hereof relating to its indebtedness prohibit such authorization, payment or setting apart for payment or provide that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder or (ii) such authorization, payment or setting apart for payment shall be restricted or prohibited by law.

(c) Notwithstanding the foregoing, dividends on the Series B Preferred Stock shall accumulate if they are not paid in full for any reason, including, without limitation, whether or not the terms and provisions set forth in Section 3(b) hereof at any time prohibit the current payment of dividends, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. Dividends will be authorized and paid when due in all events to the fullest extent permitted by law and, if revaluation of the Corporation or its assets would permit payment of dividends that would otherwise be prohibited, then such revaluation shall be done. Unpaid dividends on the Series B Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable.

(d) Except as provided in Section 3(e), unless full cumulative dividends on all the outstanding shares of the Series B Preferred Stock have been or contemporaneously are authorized, declared and paid or declared, authorized and a sum sufficient for the payment thereof is set apart for payment for all past Dividend Periods through the prior Dividend Payment Date, no dividends (other than in shares of Common Stock or other shares of Junior Stock) shall be authorized, declared, or paid or set apart for payment nor shall any other distribution be authorized, declared or made upon any shares of Common Stock or any other Junior Stock, nor shall any shares of Common Stock or any other shares of Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation (except by conversion into or exchange for shares of Common Stock or other Junior Stock). Notwithstanding anything to the contrary contained herein and for the avoidance of doubt, dividends to the holders of the Common Stock and other Junior Securities shall be permitted and shall not be restricted at any time if the Corporation is not in arrears with regard to the payment of any dividends on any outstanding Series B Preferred Stock in respect of any completed Dividend Period through a prior Dividend Payment Date.

(e) When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Stock, all dividends authorized and paid upon the Series B Preferred Stock shall be authorized and paid pro rata.

(f) Notwithstanding anything to the contrary herein, the Corporation will not be prohibited from declaring and paying dividends on the Series A Preferred Stock or from declaring and paying other dividends in such amounts that are necessary under applicable law for the Corporation to preserve its status as a REIT.

(g) “Applicable Dividend Rate” means (i) 7.875% in the absence of a Dividend Default, a Covenant Default or a REIT Default, (ii) 9.50% for so long as a Dividend Default or a Covenant Default (each in the absence of a REIT Default) has occurred and is continuing, (iii) 12.15% for so long as a REIT Default has occurred and is continuing and (iv) 14.62% for so long as a REIT Default and either a Dividend Default or Covenant Default (or both) has occurred and is continuing. Upon the cure of any Dividend Default, Covenant Default or REIT Default, the Applicable Dividend Rate shall revert back to the rate set forth in clause (i) above.

(h) A “Dividend Default” shall have occurred if for any reason or for no reason (including due to the operation of Sections 3(b) and 3(c) above) at any time the cash dividend payments on the Series B Preferred Stock are in arrears for twelve consecutive Dividend Payment Dates. A Dividend Default shall be deemed to continue for so long as such condition exists.

(i) A “Covenant Default” shall have occurred if (i) the aggregate Investment Amount (as defined below) is less than $100,000,000 and the Tangible Net Worth (as defined below) of either the Corporation or MedEquities Realty Operating Partnership, LP, a Delaware limited partnership (the “Partnership”), is less than $100,000,000 or (ii) the Investment Amount is $100,000,000 or more and the Tangible Net Worth of either the Corporation or the Partnership is less than $110,000,000. A Covenant Default shall be deemed to continue for so long as either of these conditions exists. “Investment Amount” means, from time to time, the gross dollar amount of proceeds paid by the holders of the Series B Preferred Stock to the Corporation for the purchase of the Series B Preferred Stock from the Corporation. “Tangible Net Worth” means, with respect to any Person, the amount calculated in accordance with GAAP (as defined below) of (A) the total assets of such Person and its proportionate share of the total assets of its consolidated subsidiaries and joint ventures, adjusted to exclude accumulated depreciation and amortization of real estate properties, minus (B) the Investment Amount, minus (C) the total liabilities of such Person and its proportionate share of the total liabilities of its consolidated subsidiaries and joint ventures minus (D) the intangible assets of such Person and its proportionate share of the intangible assets of its consolidated subsidiaries and joint ventures, including, without limitation, goodwill, prepaid expenses, deferred costs, unamortized deferred charges, debt discounts, trademarks, tradenames, copyrights, patents, patent allocations, licenses and rights in any of the foregoing and other items treated as intangible in accordance with GAAP. “GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board that are applicable to the circumstances as of the date of determination, consistently applied.

(j) A “REIT Default” shall occur upon (i) the failure of the Corporation to qualify on or before June 30, 2015 for the taxable year ended December 31, 2014 as a REIT or (ii) at any time after becoming qualified as a REIT, (A) it is more likely than not that the Corporation will not be taxed as a REIT for the current taxable year, or (B) it is determined finally by the Internal Revenue Service (and not reasonably disputed by the Corporation pursuant to appropriate legal process) that the Corporation fails to qualify as a REIT for any taxable year. A REIT Default shall be deemed to occur retroactively as of the first day of the calendar year in which either of the events described in clauses (i) and (ii) of this definition occurs and shall continue for so long as such failure continues.

(k) If, for any taxable year, the Corporation elects to designate as “capital gain dividends” (as defined in Section 856 of the Code) any portion (the “Capital Gains Amount”) of the dividends paid or made available for the year to holders of all classes of stock (the “Total Dividends”), then the Capital Gains Amount allocable to holders of the Series B Preferred Stock shall be the amount that the total dividends paid or made available to the holders of the Series B Preferred Stock for the year bears to the Total Dividends.

(l) If it is determined that a REIT Default has occurred, the Applicable Dividend Rate on account of such REIT Default shall apply (and dividends pursuant to Section 3 above shall be deemed to have accumulated at such Applicable Dividend Rate) from the first day of the calendar year during which such REIT Default occurs and shall continue to accumulate at such Applicable Dividend Rate until such REIT Default is cured, with the Applicable Dividend Rate for such period being as set forth in Section 3(g)(iv) above (unless during the period of such REIT Default no Dividend Default or Covenant Default exists, in which case the Applicable Dividend Rate shall be as set forth in Section 3(g)(iii) above) and the Corporation shall promptly and retroactively be obligated to pay to the holders of the Series B Preferred Stock, automatically and without further action by any holder of Series B Preferred Stock, an amount in cash equal to the excess of the amount of the dividends that should have been paid for such period over the amount of dividends actually paid in cash for such period, it being understood and agreed that any such amounts not paid as required shall accrue, accumulate and be required to be paid in accordance with the provisions of Section 3, including but not limited to Section 3(a)(ii). This paragraph shall not limit the rights of the holders of Series B Preferred Stock hereunder or under any other agreement. The Corporation’s obligations under this Section 3(l) shall survive any redemption, conversion or other occurrence with respect to shares of the Series B Preferred Stock that causes such shares of Series B Preferred Stock to no longer be outstanding, and shall survive the cancellation or other termination of the Corporation’s obligations with respect to the Series B Preferred Stock hereunder.

(4) Liquidation Preference.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, following any distribution or payment with respect to the Series A Preferred Stock required to be made pursuant to the provisions of the charter of the Corporation as in existence on the Initial Issue Date (or as amended in compliance with the provisions of Section 6 hereof) and any other Senior Stock properly authorized and issued in compliance with the provisions of Section 6 hereof, but prior to and in preference to any distribution or payment being made to holders of any Junior Stock or any other securities of the Corporation that are not authorized and issued in compliance with the provisions of Section 6 hereof, the holders of the Series B Preferred Stock shall be entitled to receive, out of the assets of the Corporation legally available for distribution to its stockholders, on account of each share of their Series B Preferred Stock, a distribution in cash in the amount of (i) the Liquidation Preference plus (ii) an amount equal to all dividends accumulated and unpaid thereon to the date of payment plus (iii) the Redemption Dividend (as defined below) then in effect.

(b) In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Corporation are insufficient to pay all amounts required to be paid to the holders of the Series B Preferred Stock pursuant to Section 4(a) above, then the holders of the Series B Preferred Stock shall share ratably in any such distribution of assets to be made to them in proportion to the full liquidating distributions to which they would otherwise be entitled.

(c) After payment of the full amount of liquidating distributions to which they are entitled, the holders of the Series B Preferred Stock will have no right or claim to any of the remaining assets of the Corporation.

(d) Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given not less than 15 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series B Preferred Stock.

(5) Redemption.

(a) Right and Obligation of Redemption. The Corporation (i) may, at its option at any time and upon not less than 30 days’ advance written notice, and (ii) shall, immediately prior to a Change of Control (as defined below), redeem the Series B Preferred Stock, in whole but not in part, by the payment in cash to the holders thereof at a redemption price of (A) the Liquidation Preference plus (B) all accumulated and unpaid dividends thereon to and including the date fixed for redemption (except as provided in Section 5(c) below) (the amounts set forth in clauses (A) and (B) being the “Redemption Price”), plus (C) a special redemption dividend which is intended to serve as a yield adjustment in light of redemption occurring at a time that the holders of the Series B Preferred Stock would otherwise anticipate the Series B Preferred Stock to remain outstanding (each a “Redemption Dividend” and, together with the Redemption Price, the “Redemption Amount”) as follows:

Redemption Date	Redemption Dividend
After Initial Issue Date but prior to December 10, 2015	1% of the Liquidation Preference
After December 6, 2015 but prior to March 10, 2016	3% of the Liquidation Preference
On or after March 10, 2016	5% of the Liquidation Preference

The foregoing notwithstanding no Redemption Dividend shall be due with respect to a redemption made in conjunction with a Change of Control resulting from the acquisition of the Corporation or of the Corporation’s or the Partnership’s assets by Carter/Validus Operating Partnership, L.P., a Delaware limited partnership, or any of its affiliates prior to December 31, 2015. “Change of Control” means (x) the acquisition by any Person, entity or group of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or a series of related purchases, mergers or other acquisition transactions, entitling such Person, entity or group to exercise more than 50% of the combined voting power of the then outstanding securities of the Corporation, the Partnership or MedEquities OP GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), entitled to vote or exercise control generally on matters affecting the Corporation, the Partnership or the General Partner (“Voting Securities”), (y) consummation of a reorganization, merger, consolidation, sale of securities or other combination or exchange or transfer of securities with or into any other Person regardless of which entity is the survivor, other than a reorganization, merger, consolidation, contribution or exchange or transfer of securities or other combination which would result in the Voting Securities of the Corporation, the Partnership or the General Partner outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity) at least 50% of the combined voting power of the Voting Securities of the Corporation, the Partnership or the General Partner or of the voting securities of the surviving entity outstanding immediately after such reorganization, merger, consolidation, sale of securities or other combination or exchange or transfer of securities, and (z) consummation by the Partnership, the General Partner or the Corporation of any: (1) plan of liquidation, dissolution, or winding-up, other than a liquidation of the General Partner or the Partnership through a distribution in-kind of its assets to the Corporation and subsequent continuation by the Corporation of the historical business(es) theretofor conducted by the Partnership and/or the General Partner, as the case may be, (2) the sale or disposition of all or substantially all of the assets (including, without limitation, securities of subsidiaries) of the Partnership or the Corporation, as applicable, or (3) a distribution to security holders of assets of the Partnership or the Corporation, as applicable, having a value equal to 30% or more of the total value of all assets of the Partnership or the Corporation, as applicable; provided, however, notwithstanding the foregoing, (A) an initial public offering of the Common Stock shall be deemed to be a Change of Control regardless of the number of shares of Common Stock sold in the offering or possessed by any single investor following such initial public offering and (B) any Change in Control of the General Partner to any, or the approval of any new general partner of the Partnership that is, a direct or indirect wholly-owned subsidiary of the Corporation shall not be deemed a Change of Control for purposes of this Section (5)(a).

(b) Limitations on Redemption. No share of Series B Preferred Stock shall be redeemed unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed.

(c) Procedures for Redemption.

(i) Notice of redemption (including notice of a Change of Control) will be given by the Corporation not less than 30 nor more than 60 days prior to the date upon which redemption will occur and all amounts payable on account of such redemption will be available for payment (the “Redemption Date”), addressed to the respective holders of record of the Series B Preferred Stock. The Redemption Date shall be the date of the Change of Control in the case of redemption pursuant to Section 5(a)(ii) above. No failure to give such notice or any defect thereof or in the sending thereof shall affect the validity of the proceedings for the redemption of any of the Series B Preferred Stock except as to the holder to whom notice was defective or not given.

(ii) Such notice shall state: (A) the Redemption Date; (B) the Redemption Price; (C) the Redemption Dividend; (D) the number of shares of Series B Preferred Stock to be redeemed (which shall not be less than all of the shares of Series B Preferred Stock then outstanding); (E) the place or places where the Series B Preferred Stock is to be surrendered (if so required in the notice) for payment of the Redemption Amount; and (F) that dividends on the Series B Preferred Stock to be redeemed will cease to accrue on such Redemption Date unless the Corporation shall default upon its obligations with respect to such redemption as set forth herein.

(iii) If notice of redemption of the Series B Preferred Stock has been given and if the funds necessary for such redemption have been set apart by the Corporation by delivery thereof to a bank or trust company in trust for the benefit of the holders of the Series B Preferred Stock, then, from and after the Redemption Date, dividends will cease to accrue on the Series B Preferred Stock, the shares of Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of the Series B Preferred Stock will terminate, except the right to receive the Redemption Amount. Holders of the Series B Preferred Stock shall surrender their shares of Series B Preferred Stock at the place designated in such notice and, upon surrender in accordance with said notice of the certificates, if any, representing the shares of Series B Preferred Stock (properly endorsed or assigned for transfer, if the Corporation shall so require and the notice shall so state), the Series B Preferred Stock shall be redeemed by the Corporation by payment of the Redemption Amount.

(iv) Any deposit of funds with a bank or trust company for the purposes of redeeming the Series B Preferred Stock shall be irrevocable except that (A) the Corporation shall be entitled to receive from such bank or trust company the interest or other earnings, if any, earned on any money so deposited in trust, and the holder of any shares redeemed shall have no claim to such interest or other earnings; and (B) any balance of money so deposited by the Corporation and unclaimed by the holders of the Series B Preferred Stock entitled thereto at the expiration of two years from the applicable Redemption Date shall be paid, together with any interest or other earnings earned thereon, to the Corporation, and after any such repayment, the holders of the shares of Series B Preferred Stock entitled to the funds so repaid to the Corporation shall look only to the Corporation for payment without interest or other earnings.

(d) Legally Available Funds. No shares of Series B Preferred Stock may be redeemed except with funds legally available for the payment of the Redemption Amount.

(e) Status of Redeemed Shares. Any shares of Series B Preferred Stock that shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued shares of Preferred Stock, without designation as to series until such shares are once more designated as part of a particular series by the Board.

(6) Voting Rights and Protective Provisions. Except as provided in this Section 6 and Section 7 below, the holders of the Series B Preferred Stock shall not be entitled to vote on any matter submitted to stockholders for a vote. Notwithstanding the foregoing, without the consent of the holders of a majority of the issued and outstanding shares of Series B Preferred Stock, voting together as a separate class (the “Majority Holders”), each of the following shall be prohibited (whether accomplished directly or by amendment, merger, consolidation, reclassification, reorganization or otherwise):

(a) authorizing (including by designation), creating, issuing or reissuing, or increasing the number of authorized shares of, any security or class or series of capital stock or other equity securities of the Corporation senior to or on parity with the Series B Preferred Stock, including any security, class or series convertible into or exercisable for any capital stock or other security, having a preference over, or being on a parity with, the Series B Preferred Stock with respect to dividends, distributions, liquidation or voting or approval rights (it being understood, for avoidance of doubt, that the general voting or approval rights afforded to the Common Stock that are not otherwise superseded by these Articles Supplementary, shall not be deemed a preference in voting or approval rights within the meaning of this subsection);

(b) amending, modifying or repealing any term, condition or provision hereof;

(c) amending, modifying or waiving any other provision of the Charter, as amended from time to time (including by designation) or any provision of the Amended and Restated Bylaws as in effect on the Initial Issue Date (the “Bylaws”) in a manner that would materially and adversely affect the rights, preferences, terms, privileges or powers of the Series B Preferred Stock;

(d) any splitting or combining the Series B Preferred Stock, any reclassification of the Series B Preferred Stock, or issuance of shares of Series B Preferred Stock except pursuant to the Securities Purchase Agreement dated on or about the date hereof by and among the Corporation and the initial purchasers of the Series B Preferred Stock named therein;

(e) redeeming, purchasing or otherwise acquiring (or paying into or setting apart funds for a sinking fund for such purpose) any Junior Stock or redeeming, purchasing or otherwise acquiring (or paying into or setting apart funds for a sinking fund for such purpose) any capital stock or other securities of the Corporation, other than (i) in accordance with the redemption provisions hereof or the redemption provisions of any Senior Stock (including any Senior Stock hereafter authorized and issued in compliance with the provisions of this Section 6) or (ii) in accordance with Article VII of the Charter;

(f) altering or changing the dividend rights of the Series B Preferred Stock with respect to dividends that have accrued but not been paid;

(g) declaring or paying any dividend or other distribution except as allowed herein or pursuant to the terms of any Senior Stock (including any Senior Stock hereafter authorized and issued in compliance with the provisions of this Section 6); and

(h) the Corporation failing to own directly, free and clear of any lien, encumbrance or other adverse claim, 100% of the economic, voting and beneficial interest of the Series B Preferred Partnership Units and the General Partner or failing to control the General Partner; the General Partner (or a wholly-owned subsidiary of the Corporation) failing to be the sole general partner of the Partnership or failing to control the Partnership; or the Corporation permitting, approving or in any other manner prompting the Partnership or the General Partner to: (i) amend, modify or waive any term, condition or provision of Exhibit I to (or any term, condition or provision included in Amendment No. 2 to) the First Amended and Restated Agreement of Limited Partnership of MedEquities Realty Operating Partners, LP, as amended (the “Partnership Agreement”); (ii) amend, modify or waive any provision of the Partnership Agreement (including by designation) in a manner that would materially and adversely affect the Series B Preferred Partnership Units (as defined in the Partnership Agreement), the Series B Preferred Stock or the rights, preferences, terms, privileges or powers thereof; (iii) effect a liquidation, dissolution or winding up of the Partnership or the General Partner, other than a liquidation of the Partnership or the General Partner through a distribution in-kind of its assets to the Corporation and subsequent continuation by the Corporation of the historical business(es) theretofor conducted by the Partnership and/or the General Partner, as the case may be; (iv) authorize (including by designation), create or issue any partnership units or other securities of the Partnership, including any security convertible into or exercisable for any partnership unit or other security, having a preference over, or being on a parity with, the Series B Preferred Partnership Units with respect to dividends, distributions, liquidation or voting or approval rights (it being understood, for avoidance of doubt, that the general voting or approval rights afforded to the Common Units that are not otherwise superseded by such Amendment No. 2 to the Partnership Agreement, shall not be deemed a preference in voting or approval rights within the meaning of this subsection); (v) redeem, purchase or otherwise acquire (or pay into or set apart funds for a sinking fund for such purpose) any partnership units that are junior to the Series B Preferred Partnership Units with respect to liquidation or distributions or redeem, purchase or otherwise acquire (or pay into or set apart funds for a sinking fund for such purpose) any partnership units or other securities of the Partnership other than in accordance with the redemption provisions of Section 8.6 of the Partnership Agreement or Exhibit I to the Partnership Agreement; (vi) alter or change the distribution rights of the Series B Preferred Partnership Units with respect to distributions that have accrued but not been paid; or (vii) declare or pay any dividend or other distribution on any partnership units or other securities of the Partnership, except as allowed by Exhibit I of the Partnership Agreement; provided, however, notwithstanding the foregoing, nothing will prevent any Change in Control of the General Partner to any, or the approval of any new general partner of the Partnership that is, a direct or indirect wholly-owned subsidiary of the Corporation.

(7) Right to Elect a Member of the Board following a Default.

(a) In the event of a Dividend Default, a Covenant Default or a REIT Default (each being a “Default”), (i) the Corporation shall notify the holders of the issued and outstanding shares of Series B Preferred Stock in writing of such Default within three business days of the occurrence thereof, and (ii) the holders of the Series B Preferred Stock, voting together as a separate class, by a vote of the Majority Holders shall have the right to elect a member of the Board (the “Series B Director”) at a meeting of the holders of the Series B Preferred Stock called for such purpose or in an action by written consent by the Majority Holders. In connection therewith, the number of directors constituting the Board shall automatically be increased by one, unless a vacancy on the Board exists and the Series B Director is elected to fill such vacancy. Such Series B Director shall continue to serve as, and not be removed as, a member of the Board, except in accordance with Section 7(c) or Section 7(d) hereof.

(b) After a Default, and for so long as (i) any Default has existed or has continued uncured to the satisfaction of the Majority Holders within the preceding six month period and (ii) any shares of Series B Preferred Stock are outstanding, at each meeting of the stockholders of the Corporation at which members of the Board are to be elected, or whenever members of the Board are to be elected by written consent of the stockholders of the Corporation, the holders of the Series B Preferred Stock, by action of the Majority Holders, shall be entitled to elect one member of the Board, who will be the Series B Director. Any Series B Director elected by the Majority Holders in accordance with this Section 7(b) shall continue to serve as, and not be removed as, a member of the Board, except in accordance with Section 7(c) or Section 7(d) hereof.

(c) Except as expressly provided in Section 7(d) below, a Series B Director may be removed from the Board and the term of the Series B Director may be terminated only upon the consent of the Majority Holders, notwithstanding anything else to the contrary in the Charter or Bylaws (in each case, as amended from time to time), or otherwise. Upon the removal of a Series B Director or a vacancy in the office of a Series B Director occurring upon the resignation, death or incapacity of a Series B Director, in each such case, the Majority Holders shall be entitled to elect a successor to serve for the unexpired term of the Series B Director. Upon election, such successor Series B Director shall thereafter continue to serve (subject to termination of such Series B Director’s term pursuant to Section 7(d) below) and shall not be removed as a member of the Board except in the circumstances described in the first sentence of this Section 7(c), whereupon a replacement for such Series B Director shall be and become a member of the Board as aforesaid.

(d) The rights of the holders of the Series B Preferred Stock to elect a member of the Board pursuant to Section 7(a) or Section 7(b) above shall be suspended if, but only if, the Corporation cures all Defaults thereunder to the reasonable satisfaction of the Majority Holders and such cured status continues uninterrupted (and no other Default occurs) for a period of six consecutive months immediately following such cure (collectively, the “Suspension Condition”). If the Suspension Condition is satisfied, then upon written notice from the Corporation to the holders of the Series B Preferred Stock delivered at any time certifying that the Suspension Condition is fully satisfied, the term of office of the Series B Director will terminate and the number of members of the Board will be reduced accordingly; provided, however, that the rights of the holders of the Series B Preferred Stock to elect a director pursuant to Section 7(a) and 7(b) will continue and shall again apply with respect to any subsequent Default, as described above.

(e) For so long as any shares of the Series B Preferred Stock are outstanding, the Corporation shall cause the Charter and Bylaws to provide for the authorized size of the Board of Directors of the Corporation to be a number sufficient to permit the automatic increase in the number of directors pursuant to Section 7(a) hereof.

(f) The rights of the Series B Preferred Stock to elect a Series B Director as set forth in this Section 7 shall apply regardless of any other rights that other stockholders of the Corporation have on the date hereof or may be granted in the future with respect to the appointment, election, removal or replacement of directors.

(8) Conversion Rights. The holders of the Series B Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Each issued and outstanding share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time on and after March 6, 2018, at the office of the Corporation or any transfer agent for the Common Stock, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (i) the Liquidation Preference plus all accumulated but unpaid dividends with respect to such share of Series B Preferred Stock by (ii) the Conversion Price applicable to such share of

Series B Preferred Stock, determined as hereafter provided (the “Conversion Price”), in effect on the date the share of Series B Preferred Stock is surrendered for conversion. The initial Conversion Price per share of Series B Preferred Stock shall be $15.70. Such initial Conversion Price shall be subject to adjustment as set forth in Section 8(c) below.

(b) Before any holder of the Series B Preferred Stock shall be entitled to convert shares of Series B Preferred Stock into shares of Common Stock as provided herein, the holder shall surrender the certificate or certificates therefor, if any, duly endorsed, at the office of the Corporation or any transfer agent for the Common Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series B Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series B Preferred Stock to be converted, and the Person or Persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.

(c) The Conversion Price of the Series B Preferred Stock shall be subject to adjustment from time to time as follows:

(i)	In the event the Corporation should at any time after the Initial Issue Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock without payment of any consideration by such holder for the additional shares of Common Stock, then, as of such record date (or the date of such dividend, distribution, split or subdivision if no record date is fixed), the Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion shall be increased in proportion to such increase of the aggregate number of shares of Common Stock outstanding.

(ii)	If the number of shares of Common Stock outstanding at any time after the Initial Issue Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share hereunder shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.

(d) In the event the Corporation shall declare a distribution payable in securities of other Persons, evidences of indebtedness issued by the Corporation or other Persons, assets (excluding cash dividends) or options or rights not referred to in Section 8(c)(i) or 8(c)(ii), then, in each such case for the purpose of this Section 8(d), the holders of Series B Preferred Stock shall be entitled to receive upon conversion a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock into which their Series B Preferred Stock was convertible as of the record date fixed for the determination of the holders of Common Stock entitled to receive such distribution.

(e) If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision or combination provided for elsewhere in this Section 8), provision shall be made so that the holders of Series B Preferred Stock shall thereafter be entitled to receive upon conversion of such Series B Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 8 with respect to the rights of the holders of such Series B Preferred Stock after the recapitalization to the effect that the provisions of this Section 8 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Series B Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(f) No fractional shares of Common Stock shall be issued upon the conversion of any share or shares of the Series B Preferred Stock, and the number of shares of Common Stock to be issued upon conversion shall be rounded down to the nearest whole share. The number of shares issuable upon conversion shall be determined on the basis of the total number of shares of Series B Preferred Stock the holder is at that time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share that was rounded down on the date of conversion, as determined in good faith by the Board.

(g) Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 8, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustment and readjustment, (ii) the Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such Series B Preferred Stock.

(h) In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series B Preferred Stock, at least ten days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(i) The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series B Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding Series B Preferred Stock, in addition to such other remedies as shall be available to the holders of the Series B Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Charter.

(9) Notices. All notices or other communications given to the holders of the Series B Preferred Stock shall be in writing and shall be (a) delivered by registered or certified mail, return receipt requested, postage prepaid, (b) delivered by expedited mail or package delivery service guaranteeing next business day delivery, or (c) delivered personally, by hand (or by facsimile transmission), to the holders of record, addressed to the address or sent to the facsimile number shown in the records of the Corporation. Any notice or other communications given to the holders of the Series B Preferred Stock in accordance with this Section 9 shall be deemed to have been given: (i) five calendar days after the deposit of such notice or communication in the United States Mail, registered or certified, return receipt requested, postage prepaid; (ii) on the first business day after depositing such notice of communication with an expedited mail service or package delivery service guaranteeing delivery no later than the next business day if next business day delivery service has been requested and paid for; or (iii) upon delivery if hand delivered or telecopied.

(10) Restriction on Ownership and Transfer; Excepted Holder Status of Holders of Series B Preferred Stock. The Series B Preferred Stock constitutes Capital Stock and is governed by and issued subject to all the ownership and transfer restrictions of the Charter applicable to Capital Stock generally, including but not limited to the terms and conditions (including exceptions and exemptions) of Article VII of the Charter applicable to Capital Stock. The foregoing sentence shall not be construed to limit the applicability to the Series B Preferred Stock of any other term or provision of the Charter. The shares of Series B Preferred Stock (and the Common Stock or any other series or class of stock which may, from time to time, be issued in connection with the conversion, exchange, dividend, distribution or other event affecting the Series B Preferred Stock) may be Transferred to any Person as long as such Transfer is effected in accordance with the registration provisions of the Securities Act of 1933, as amended, or based on an opinion of counsel of the Investor that is reasonably satisfactory to the Corporation to the effect that such Transfer is exempt therefrom, and does not result in the Corporation losing its status as a REIT, and neither the Corporation nor the Board shall impose any unreasonable restrictions or conditions under Article VII of the Charter or otherwise to any such Transfer or Transferee.

SECOND: The Series B Preferred Stock has been classified and designated by the Board under the authority contained in the Charter. These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.

THIRD: These Articles Supplementary shall be effective at the time the SDAT accepts these Articles Supplementary for record.

FOURTH: The undersigned President and Chief Operating Officer of the Corporation acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President and Chief Operating Officer of the Corporation acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by the President and Chief Operating Officer of the Corporation and attested to by its Executive Vice President, Chief Financial Officer, Secretary and Treasurer on this 10th day of March, 2015.

MEDEQUITIES REALTY TRUST, INC.

By:	/s/ William C. Harlan
William C. Harlan
President and Chief Operating Officer

ATTEST:

By:	/s/ Jeffery C. Walraven
Jeffery C. Walraven
Executive Vice President, Chief Financial Officer, Secretary and Treasurer